UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Tremor International Ltd.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
N/A
(CUSIP Number)
Fred P. Boy, Esq.
Lehman & Eilen LLP
50 Charles Lindbergh Boulevard
Suite 505
Uniondale, New York 11553
5162220888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 21 , 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Mithaq Capital SPC IRS Identification No.: N/A
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 31,780,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 31,780,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 31,780,000
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 21%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. N/A
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Turki Saleh A. AlRajhi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Saudi Arabia
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 31,780,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 31,780,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 31,780,000
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 0
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. N/A
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Muhammad Asif Seemab
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Pakistan
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 31,780,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 31,780,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 31,780,000
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 0
(14)	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer
The title of the class of equity securities is Ordinary Shares ("Shares"). The name and principal executive office of the issuer is as follows:

Tremor International Ltd.
82 Yigal Alon Street
Tel Aviv, Israel
6789124
Item 2. Identity and Background
(a)
Name:

(i) Mithaq Capital SPC
(ii) Turki Saleh A. AlRajhi
(iii) Muhammad Asif Seemab
(b)
Residence or business address:

(i) Mithaq Capital SPC
c/o Synergy, Anas Ibn Malik Road
Al Malqa, Riyadh 13521 Saudi Arabia

(ii) Turki Saleh A. AlRajhi
Mithaq Capital SPC
c/o Synergy, Anas Ibn Malik Road
Al Malqa, Riyadh 13521 Saudi Arabia

(iii) Muhammad Asif Seemab
Mithaq Capital SPC
c/o Synergy, Anas Ibn Malik Road
Al Malqa, Riyadh 13521 Saudi Arabia
(c)
Present principal occupation or employment:

(i) The principal business of Mithaq Capital SPC is to act as an investment vehicle for certain members of the AlRajhi family, of which Turki Saleh A. AlRajhi is a member, and select other eligible investors that are employed by Mithaq Capital SPC or its affiliates.

(ii) The principal occupation of Turki Saleh A. AlRajhi is an investor and Chairman and Chief Executive Officer of Mithaq Holding Company, an affiliate of Mithaq Capital SPC.

(iii) The principal occupation of Muhammad Asif Seemab is Managing Director of Mithaq Capital, an affiliate of Mithaq Capital SPC.
(d)
Convictions:

During the five years preceding the date of this filing, none of the Reporting Persons, nor, to their knowledge, any manager or executive officer of Mithaq Capital SPC or any person controlling Mithaq Capital SPC, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
Civil proceeding:

During the five years preceding the date of this filing, none of the Reporting Persons, nor, to their knowledge, any manager or executive officer of Mithaq Capital SPC or any person controlling Mithaq Capital SPC, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)
Citzenship:

(i) Mithaq Capital SPC is a segregated portfolio company organized in the Cayman Islands.
(ii) Turki Saleh A. AlRajh is a citizen of Saudi Arabia.
(iii) Muhammad Asif Seemab is a citizen of Pakistan.
Item 3. Source and Amount of Funds or Other Consideration
Mithaq Capital SPC expended an aggregate of approximately 114,430,130 (GBP) of its own investment capital to purchase the Shares of the Issuer reported on this Schedule 13D. The source of funds for any additional purchase of Shares also will be Mithaq Capital SPC's investment capital.
Item 4. Purpose of Transaction
Mithaq Capital SPC acquired the Shares for investment, and the purchase of any additional Shares also will be for investment. The Reporting Persons or their representatives may speak with the Issuer's representatives regarding the Issuer's strategy, governance and business and operations. In addition, the Reporting Persons may engage in communications regarding the items above with other shareholders of the Issuer, knowledgeable industry or market observers, industry participants, or other persons.

Mithaq Capital SPC intends to review its investment in the Issuer on an ongoing basis. Mithaq Capital SPC may take a number of actions to maximize the value of its investment, including increasing or decreasing the size of its investment in the Issuer, although it has no present intention to increase its ownership to 25% or more of the outstanding Shares. The actions taken by Mithaq Capital SPC to maximize the value of its investment will depend upon numerous factors, including, among other things, the price and availability of securities of the Issuer; subsequent developments affecting the Issuer; the Issuer's business and prospects; general stock market and money market and economic conditions; tax considerations; ongoing evaluation of the Issuer's business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; the attitudes and actions of the board of directors and management of the Issuer; and other factors deemed relevant.

The Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in the Issuer's board of directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a)
The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

All percentages referred to on the cover pages are based on 149,728,168 Shares issued and outstanding as of June 4, 2021 as reported in the Issuer's Amendment No. 3 to Form F-1 Registration Statement filed with the Securities and Exchange Commission on June 18, 2021. The number of outstanding shares includes the shares on deposit for the Issuer's American Depository Shares.
(b)
See response to Item 5.a. above.
(c)
Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed in Exhibit A were effected in the open market brokerage transactions on AIM, a market of the London Stock Exchange, by Mithaq Capital SPC. All cost amounts are reported in British Pound Sterling (GBP).
(d)
Except as described in this Schedule 13D, to the knowledge of the Reporting Persons, only Mithaq Capital SPC has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares reported on this Schedule 13D.
(e)
Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Mithaq Capital SPC is managed by its Board of Directors, which consists of Turki Saleh A. AlRajhi and Muhammad Asif Seemab, and the Board has exclusive authority concerning purchases, dispositions and voting of Shares reported on this Schedule 13D. Each of Mr. AlRajhi and Mr. Seemab possesses an ownership interest in Mithaq Capital SPC, and Mr. Seemab may share in any profits realized from Mithaq Capital SPC's investment in the shares.
Item 7. Material to Be Filed as Exhibits
EX-1.1	Transactions

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   June 30, 2021
Mithaq Capital SPC
By:	/s/ Turki Saleh A. AlRajhi

Name: Turki Saleh A. AlRajhi
Title: Director
Date:   June 30, 2021
Mithaq Capital SPC
By:	/s/ Muhammad Asif Seemab

Name: Muhammad Asif Seemab
Title: Director
Date:   June 30, 2021

By:	/s/ Turki Saleh A. AlRajhi

Name: Turki Saleh A. AlRajhi
Date:   June 30, 2021

By:	/s/ Muhammad Asif Seemab

Name: Muhammad Asif Seemab

Exhibit Index

Exhibit No.	Description
EX-1.1	Transactions